Exhibit 99

For more information contact:
C. J. Monsma (919/775-2201)



FOR IMMEDIATE RELEASE


FEDDERS TO ACQUIRE TRION, INC.


Liberty Corner, NJ and Sanford, NC - July 13, 1999 - Fedders Corporation (NYSE: FJA & FJC), a global air conditioning company, and Trion, Inc. (NASDAQ:
TRON), a world leader in the indoor air quality industry, jointly announced today that they entered into a definitive agreement providing for Fedders' acquisition of Trion at a price of $5.50 per share in cash for all outstanding shares of Trion's common stock. The Agreement has been approved by the Boards of Directors of both Trion and Fedders. Under the Agreement, a newly-formed wholly-owned subsidiary of Fedders will commence a cash tender offer to purchase all of the outstanding shares of Trion for $5.50 per share. Trion has approximately 7.2 million shares of common stock outstanding.

The tender offer will commence as soon as practicable, but not later than July 19, 1999, and is expected to close in August 1999. The tender offer is conditioned upon the tender of 80.0% of the shares of Trion common stock outstanding on a fully diluted basis, certain regulatory filings and other customary conditions. The Agreement also provides for the merger of a wholly-owned subsidiary of Fedders into Trion following the tender offer. Following the merger, Trion will continue its business as a wholly-owned subsidiary of Fedders.

Each of Trion's directors, who collectively own 10.1% of Trion's outstanding common stock, has entered into a definitive agreement with Fedders pursuant to which each director has agreed, among other things, to tender his shares pursuant to the cash tender offer and to grant to Fedders an option to purchase such shares at a purchase price of $5.50 per share, exercisable upon the occurrence of certain events.
(more)

Page 2
July 13, 1999
Trion, Inc.


In addition, Trion and Fedders have entered into a stock option agreement pursuant to which Trion has granted to Fedders an irrevocable option to purchase up to 19.9% of Trion's outstanding common stock at a purchase price of $5.50 per share, exercisable upon the occurrence of certain events.

Trion manufactures and sells a broad line of high-performance products that improve indoor air quality in cleanrooms, industrial/commercial and residential environments. Their extensive line of products includes electronic air cleaners, HEPA and ULPA filters, humidifiers and dust collectors. Trion's sales were $57.2 million in 1998.

The indoor air quality industry is estimated to exceed $3.0 billion. Consistent, long-term industry growth is expected. As governments tighten regulations regarding levels of emissions released into the workplace and environment, and as air pollution continues to be a significant health issue, the global demand for indoor air quality products is expected to increase.

Commenting on the acquisition, Fedders Chief Executive Officer, Sal Giordano, Jr., said: "Fedders' acquisition of Trion is strategically important to the growth of both companies. Trion's line of indoor air quality products is complementary to Fedders' existing product line of air conditioners and dehumidifiers. Many of the products, including air cleaners and humidifiers, are counter-seasonal to air conditioner and dehumidifier sales. Trion's presence in England will strengthen Fedders' position in Europe, while Fedders' presence in Asia, where it has its international headquarters in Singapore and a manufacturing facility in Ningbo, China, will enable Trion to grow there." Steven L. Schneider, President and Chief Executive Officer of Trion, said: "The Trion team is looking forward to becoming an important part of Fedders. We expect Fedders' extensive experience with Big Box retailers to help grow our household air cleaner business and we anticipate deriving significant benefits from their global sourcing capabilities for all of our products."
(more)


Page 3
July 13, 1999
Trion, Inc.



TM Capital Corp. served as financial advisor to Fedders Corporation in connection with this transaction and Harris Williams & Co. served as financial advisor to Trion, Inc.

This new release includes forward-looking statements that are covered under the "Safe-Harbor" clause of the Private Securities Litigation Reform Act of 1995. Such statements are based upon current expectations and assumptions. Actual results may differ materially from those currently anticipated as a result of known and unknown risks and uncertainties including, but not limited to, weather and economic, political, market and industry conditions. Such factors are described in Fedders' and Trion's SEC filings, including their most recently filed annual reports on Form 10-K. In particular, statements in this news release pertaining to Fedders' acquisition of Trion, growth of the indoor air quality industry, Fedders' position in Europe strengthening as a result of Trion's presence in England, Trion's growing in Asia as a result of Fedders' presence in Asia, growing Trion's air cleaner business and Trion deriving significant benefits from Fedders' global sourcing capabilities constitute forward-looking statements. The companies disclaim any obligation to update any forward-looking statements to incorporate developments after this news release.

Trion, a leader in indoor air quality (IAQ) since 1947, specializes in products that focus on health and safety with specific emphasis on the environment in industry and the home. Trion is a publicly traded company and is listed as TRON on the NASDAQ exchange.
###